David Lubin & Associates, PLLC
                             108 S. Franklin Avenue
                                    Suite 10
                          Valley Stream, New York 11580
                            Telephone: (516) 887-8200
                            Facsimile: (516) 887-8250
                           david@dlubinassociates.com

                                                                 August 22, 2014

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  J. Nolan McWilliams, Attorney-Advisor

     Re: Uni Line Corp.
         Amendment No. 1 Registration Statement on Form S-1
         Filed on July 24, 2014
         File Number 333-196336.

Dear Mr. McWilliams:

     On behalf of Uni Line Corp. (the "Company"), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to Registration Statement on Form S-1/A (the "Amendment") in response to the Commission's comment letter, dated August 7, 2014, with reference to Amendment No. 1 to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on July 24, 2014.

     In addition to the Amendment, the Company responds to the Commission's comments as follows:

General

1. Please carefully review the prospectus to ensure that all revisions and changes are carried throughout consistently. We note by way of example you have not removed references to "valid, proven strategy" on pages 18, 21, 23, 25, and
32. Please revise accordingly.

Response: The disclosure has been reviewed to make consistent revisions, including to delete references to "valid, proven strategy" throughout the Registration Statement.

12 Month Plan of Operations, page 16

2. We note your revised disclosure in the last paragraph on page 16. Please clarify your plans for scaling up your operations and hiring additional employees. Your present disclosure in this regard conveys the impression that your president will concurrently operate up to four juice carts by himself.

Response: The disclosure has been revised to clarify the Company's staffing as and when its operations increase.

Strategy, page 32

3. We note your response to prior comment 23. Please revise the first paragraph of this section for consistency with your disclosure that your pricing is designed to generate a 50% gross profit. Additionally, to the extent you include projections of profit in the prospectus, please balance this disclosure with a discussion of and quantification of other costs and expenses that will impact potential net income, including leasing and capital expenditures, the costs of being a public company, and costs associated with your marketing strategy.

Response: The disclosure has been revised to delete such profit projections.

Government Regulations, page 32

4. We note your response to our prior comment 25. Please provide support for why you believe you will not be subject to any health and safety regulations, or disclose any such regulations that will impact you once you have begun offering your products.

Response: The Company's President, Roman Ehlert, has advised that based upon information that he has researched he believes that there are no health and safety regulations applicable to the Company's proposed fresh juice production in the United Kingdom since the Company plans to buy fresh fruit locally and store it in a freezer and squeeze juice from the fresh fruit. In addition, the Company has been advised by its local counsel, Jacqueline Watts, that other than registering its business with the Health and Consumers Directorate General 28 days prior to commencing operations, there are no approvals required or health and safety regulations governing the Company's product offerings.

Exhibit 10.1

5. We note your response to our prior comment 27 and reissue. Refer to the second sentence in the second paragraph of the subscription agreement. Representations regarding an investor's reliance on the information contained in the prospectus are inappropriate. Please revise the subscription agreement accordingly and refile as an exhibit to your amended registration statement.

Response: The referenced sentence has been deleted from the subscription agreement and the agreement has been refiled as Exhibit 10.1.

     The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and facsimile numbers. Thank you very much.


                                      Very truly yours,


                                      /s/ David Lubin
                                      -------------------------------
                                      David Lubin

cc: Roman Ehlert

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